BOURSA INVESTMENT ADVISORS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

BOURSA INVESTMENT ADVISORS, INC.

Table of Contents

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boursa Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street, Suite 910
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Mondragon 619-756-6949
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Mondragon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boursa Investment Advisors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On 02/27/2018 before me, Alyona S. Leon, Notary Public
(insert name and title of the officer)

personally appeared Jose Mondragon,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ALYONA S. LEON
COMM. # 2210064
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN DIEGO
MY COMM. EXP. AUG. 14, 2021

Signature [signature] **(Seal)**

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Boursa Investment Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investment Advisors, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investment Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investment Advisors, Inc.'s management. My responsibility is to express an opinion on Boursa Investment Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Boursa Investment Advisors, Inc.'s auditor since 2015.

Tarzana, California

February 9, 2018

BOURSA INVESTMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$ 1,433
Deposits with clearing organization	1,301,160
Commissions receivable	106,297
Furniture and equipment, less accumulated depreciation of $9,927	4,859
Prepaid and other assets	7,080
Total assets	$1,420,829

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 1,581
Accrued commissions and salaries	103,143
Deferred rent	4,991
Short securities	20,027
Total liabilities	129,742
Stockholders' equity	
Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained earnings	740,623
Total stockholders' equity	1,291,087
Total liabilities and stockholders' equity	$1,420,829

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Income

Year Ended December 31, 2017

Revenues	
Commissions	$1,012,597
Realized trading gains	299,940
Other Revenue	23,386
Interest and dividends	2,764
Total revenues	1,315,301
Expenses	
Commissions and clearing charges	416,508
Compensation and employee benefits	653,868
Taxes, licenses, and registrations	65,173
Occupancy	36,160
Information services and communications	11,633
Outside services	33,222
Travel and subsistence	13,585
Depreciation	2,322
Other	39,630
Total expenses	1,272,374
Income before income taxes	43,199
Income tax expense	10,883
Net income	$ 32,316

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2017

	Common Stock		*Additional*	*Retained*	
	Shares	***Amount***	***Paid-in Capital***	***Earnings***	***Total***
Balance, beginning of year	5,250	$5,250	$512,898	$740,623	$1,258,771
Net income	-	-	-	32,316	32,316
Balance, end of year	5,250	$5,250	$512,898	$740,623	$1,291,087

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 32,316
Realized gain on sale of securities	(299,940)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	2,322
Changes in operating assets and liabilities	
Deposits with clearing organization	156,248
Commissions receivable	(89,797)
Prepaid and other assets	100
Accounts payable	(19,380)
Accrued commissions and salaries	(112,682)
Securities sold not yet purchased	20,027
Income taxes payable	(39,774)
Deferred rent	(402)
Adjustments	(383,278)
Net cash used in operating activities	(350,962)
Cash flows from investing activities	
Purchase of fixed assets	(2,513)
Purchase of securities	(301,681)
Proceeds from sale of securities	601,621
Net cash provided by investing activities	297,427
Net decrease in cash	(53,535)
Cash and cash equivalents,	
Beginning of year	54,968
End of year	$ 1,433
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 631
Taxes	$ 10,883

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Boursa Investment Advisors, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Trading options for the benefit of the Company are also recorded on a trade-date basis. By December 31st, 2017 the Company had sold all of its securities holdings.

Income Taxes. The Company is a C corporation and reports on an accrual basis. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company has no temporary differences in the reporting of income taxes. The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015, and 2016.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,000. The total balance of the Company's cash assets held by Wedbush Securities is $1,301,160.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There were no levels to measure at December 31, 2017:

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in June 2019. Rent expense was $36,160 for the year ended December 31, 2017. For years ending December 31, 2018 and 2019 future minimum lease payments are $37,683 and $21,454 respectively.

At December 31, 2017 The Company holds $20,027 (marked to market value at year-emd) of short put positions and has no other securities positions.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2017, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2017 was 0.11 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $1,201,851 which was $1,101,851 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. FURNITURE AND EQUIPMENT

Furniture and equipment	$14,786
Less: Accumulated Depreciation	9,927
	$ 4,859

Depreciation expense for the year ended December 31, 2017 was $2,322.

7. PENSION PLAN

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2017 is $21,416.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 9, 2018 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

BOURSA INVESTMENT ADVISORS, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2017

Total stockholders' equity	$1,291,087
Less non-allowable assets	
Furniture and equipment	4,859
Prepaid and other assets	7,080
Net capital before haircuts on security positions	1,279,148
Less haircuts on security positions	
Options	77,297
Other securities	0
Net capital	1,201,851
Minimum net capital required	100,000
Excess net capital	$ 1,101,851
Total aggregate indebtedness	$ 129,742
Ratio of aggregate indebtedness to net capital	0.11

The difference between the audited financials and the FOCUS report filed for quarter ending 12/31/2017 was the recording of a payable owed to SIPC of $881, a correcting entry to account for rent expense not booked in March 2017 of $3,011, and a correcting entry reversing out a payroll taxes payable entry that had been entered twice in February 2017.

BOURSA INVESTMENT ADVISORS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENT ADVISORS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENT ADVISORS, INC.

Assertions Regarding Exemption Provisions

Boursa Investment Advisors, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Feb 20, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investment Advisors, Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Boursa Investment Advisors, Inc., Exemption Report in which (1) Boursa Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Boursa Investment Advisors, Inc.stated that Boursa Investment Advisors, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Boursa Investment Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investment Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 9, 2018